July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Anna Abramson

Jeff Kauten

Melissa Kindelan

Christine Dietz

Re:    Blend Labs, Inc.

Registration Statement on Form S-1

File No. 333-257223

Acceleration Request

Requested Date:	July 15, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Blend Labs, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-257223) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan Pavri at (650) 565-3574.

* * * *

Sincerely,
BLEND LABS, INC.

/s/ Nima Ghamsari
Nima Ghamsari
Head of Blend

cc:	Nima Ghamsari, Blend Labs, Inc.

Marc Greenberg, Blend Labs, Inc.

Crystal Sumner, Blend Labs, Inc.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Bradley C. Weber, Goodwin Procter LLP

Mitzi Chang, Goodwin Procter LLP

Julia R. White, Goodwin Procter LLP